FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

October, 2013

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

ENDESA CHILE

ANNOUNCES CONSOLIDATED RESULTS

FOR THE PERIOD ENDED SEPTEMBER 30, 2013

Highlights for the Period

SUMMARY

➢  Net earnings attributable to the owners of Endesa Chile’s controlling shareholder reached Ch$ 212,028 million increasing by 27% when compared to September 2012, mainly explained by the increase in operating income due to lower generation costs.

➢  Consolidated electricity sales dropped 5% reaching 42,101 GWh, and net consolidated energy generation decreased by 6% amounting 37,509 GWh, mainly due to a decrease in the Company’s hydro generation, offset by greater thermal generation in Argentina and Chile, due to the commissioning of Bocamina II during the second half of 2012.

➢  Operating revenues decreased by 15% reaching Ch$ 1,460,088 million, mainly as a consequence of lower average energy sales price due to less contracts in Chile indexed to marginal cost and a decrease in physical sales in most of the countries where we operate.

➢  Procurement and services costs declined by 36% to Ch$ 631,325 million, explained by lower fuel consumption costs in most countries and lower energy purchases in Chile as a result of less requirements and lower average energy purchase price.

➢  Given the aforementioned factors, consolidated EBITDA increased by 14% as of September 2013, totaling Ch$ 673,770 million.

➢  Net financial expense reached Ch$ 111,941 million, increasing by 2% mainly due to Ch$ 5,087 million of lower financial income.

➢  The share of profits of associates declined by 9% to Ch$ 81,394 million, mainly explained by a lower net income of GasAtacama, Endesa Brasil and GNL Chile.

FINANCIAL SUMMARY

➢  Consolidated debt reached US$ 3,670 million, decreasing by 4% when compared to December 2012.

➢  The average interest rate, significant cost component, fell from 7.8% to 7.3%, mainly due to the period’s lower rate of inflation.

➢  Financial expenses coverage ratio increased from 4.81 to 5.62 times due to greater EBITDA.

➢  Liquidity, a critical financial management component, continues to stand in a solid position as shown below:

•      Consolidated committed credit lines: US$ 497 million

•      Consolidated uncommitted credit lines: US$ 381 million

•      Consolidated Cash and cash equivalents: US$ 663 million.

TABLE OF CONTENTS

CONSOLIDATED INCOME STATEMENT ANALYSIS	3
NET INCOME	3
OPERATING INCOME	4
ANALYSIS BY COUNTRY	5
CHILE	5
ARGENTINA	5
COLOMBIA	6
PERU	6
NET FINANCIAL RESULT	6
OTHER RESULTS AND TAXES	6

CONSOLIDATED BALANCE SHEET ANALYSIS	7
ASSETS	7
LIABILITIES AND SHAREHOLDER’S EQUITY	8
EVOLUTION OF KEY FINANCIAL RATIOS	9

CONSOLIDATED STATEMENTS OF CASH FLOWS ANALYSIS	10
CAPEX AND DEPRECIATION	11

MAIN RISKS ASSOCIATED TO THE ACTIVITIES OF ENDESA CHILE	11

BOOK VALUE AND ECONOMIC VALUE OF ASSETS	15

Consolidated Income Statement Analysis

Net Income

Income attributable to the controlling shareholders of Endesa Chile as of September 30, 2013 was Ch$ 212,028 million, compared to Ch$ 166,367 million booked for the same period of 2012, representing a 27% increase.

As a result of the application of IFRS 11, "Joint Arrangements,” as of January 1, 2013, jointly controlled companies, which until December 31, 2012 were consolidated on a proportional basis, are now being recorded under the equity method instead, as required by the new standard for “Joint Arrangements” that qualify as Joint Ventures.  The applicable companies are Centrales Hidroeléctricas de Aysén S.A. and its subsidiaries, Inversiones Gas Atacama Holding Ltda. and its subsidiaries, and Transmisora Eléctrica de Quillota Ltda.  For comparative purposes only, prior years need to be restated under IFRS 11, “Joint Arrangements,” as of 2013. These changes do not have any effect on equity or on income attributable to shareholders of Endesa Chile.

A comparison of each item of the income statement is presented below:

CONSOLIDATED INCOME STATEMENT (Million Ch$)	Sep-13	Sep-12	Chg	Chg %
REVENUES	1,460,088	1,719,310	(259,222)	(15%)
Sales	1,437,491	1,716,429	(278,938)	(16%)
Other operating revenues	22,597	2,881	19,716	684%
PROCUREMENT AND SERVICES	(631,325)	(982,460)	351,135	(36%)
Energy purchases	(173,703)	(201,261)	27,558	(14%)
Fuel consumption	(261,492)	(567,289)	305,797	(54%)
Transportation expenses	(166,549)	(180,186)	13,637	(8%)
Other variable costs	(29,581)	(33,724)	4,143	(12%)
CONTRIBUTION MARGIN	828,763	736,850	91,913	12%
Other work performed by entity and capitalized	13,482	8,728	4,754	54%
Employee benefits expense	(91,371)	(77,230)	(14,141)	18%
Other fixed operating expenses	(77,104)	(76,610)	(494)	1%
GROSS OPERATING INCOME (EBITDA)	673,770	591,738	82,032	14%
Depreciation, Amortization	(141,446)	(136,637)	(4,809)	4%
Reversal of impairment profit	(3,816)	(29)	(3,787)	n.a.
OPERATING INCOME	528,508	455,072	73,436	16%
NET FINANCIAL EXPENSE	(111,941)	(109,799)	(2,142)	2%
Financial income	8,038	13,125	(5,087)	(39%)
Financial costs	(108,616)	(112,521)	3,905	(3%)
Gain (Loss) for indexed assets and liabilities	(940)	(940)	-	0%
Foreign currency exchange differences, net	(10,423)	(9,463)	(960)	10%
OTHER NON-OPERATING RESULTS	84,648	89,738	(5,090)	(6%)
Share of profit (loss) of associates accounted for using the equity method	81,394	89,038	(7,644)	(9%)
Net Income From Other Investments	809	672	137	20%
Net Income From Sale of Assets	2,445	28	2,417	n.a.
NET INCOME BEFORE TAXES	501,215	435,011	66,204	15%
Income Tax	(140,989)	(132,848)	(8,141)	6%
NET INCOME	360,226	302,163	58,063	19%
Owners of parent	212,028	166,367	45,661	27%
Non-controlling interest	148,198	135,796	12,402	9%
Earning per share (Ch$ /share)	25.9	20.3	5.6	27%

Operating Income

As of September, 2013, operating income reached Ch$ 528,508 million, a 16% over the Ch$ 455,072 million recorded as of September 2012.

This higher income is mainly explained by Ch$ 305,797 million of lower fuel costs, Ch$ 13,637 million of lower transportation costs and Ch$ 27,558 million of lower energy purchases. The impact of the lower costs mentioned is partially offset by Ch$ 259,222 million of lower operating revenues due to both lower average energy sales price and lower physical sales.

Endesa Chile EBITDA, or gross operating income, increased by 14% when compared to the same period of 2012, reaching Ch$ 673,770 million, which does not include the profit from the investment in Endesa Brasil, not consolidated into Endesa Chile, and therefore accounted for as share of profit (losses) of associates using the equity method, which reached Ch$ 66,988 million as of September, 2013.

Endesa Chile and subsidiaries’ summarized revenues, costs and operating income per country for the periods ended September 30, 2013 and 2012, are shown below:

OPERATING INCOME BY COUNTRY
(Million Ch$)

COUNTRY	Chile		Argentina		Colombia		Perú		Consolidated
	Sep-13	Sep-12	Sep-13	Sep-12	Sep-13	Sep-12	Sep-13	Sep-12	Sep-13	Sep-12
Operating Revenues	698,716	788,411	84,549	288,497	476,874	431,805	200,280	211,134	1,460,088	1,719,310
% of consolidated	48%	46%	6%	17%	33%	25%	13%	12%	100%	100%
Operating Costs	(527,467)	(669,301)	(74,748)	(284,684)	(204,575)	(174,821)	(125,121)	(135,969)	(931,580)	(1,264,238)
% of consolidated	57%	53%	8%	22%	22%	14%	13%	11%	100%	99%
Operating Income	171,249	119,110	9,801	3,813	272,299	256,984	75,159	75,165	528,508	455,072

Revenues, costs and operating income per subsidiary of Endesa Chile, for the periods ended September 30, 2013 and 2012, are shown below:

	2013			2012
Million Ch$	Operating Revenues	Operating Costs	Operating Income	Operating Revenues	Operating Costs	Operating Income
Endesa Costanera	58,382	(57,755)	626	248,232	(266,511)	(18,279)
Chocón	26,268	(16,688)	9,580	40,384	(18,083)	22,301
Investment Vehicles in Argentina and Consolidation Adjustments	(101)	(305)	(405)	(119)	(90)	(209)
Edegel	200,585	(125,330)	75,255	208,625	(133,346)	75,279
Investment Vehicles in Peru and Consolidation Adjustments	(305)	209	(96)	2,509	(2,623)	(114)
Emgesa	476,845	(204,617)	272,228	431,825	(174,855)	256,970
Investment Vehicles in Colombia and Consolidation Adjustments	29	42	71	(20)	34	14
Consolidation Foreign Subsidiaries Adjustments	(331)	331	-	(537)	537	-
Endesa Chile and Chilean subsidiaries	698,716	(527,467)	171,249	788,411	(669,301)	119,110
Total Consolidation	1,460,088	(931,580)	528,508	1,719,310	(1,264,238)	455,072

Analysis by Country

CHILE

Operations in Chile recorded a 44% increase in operating income reaching a total of Ch$ 171,249 million, and EBITDA increased by 34% to Ch$ 240,946 million as of September 2013. This improved business performance in Chile was a consequence of Ch$ 93,834 million lower fuel costs explained by the lower LNG price and the higher coal generation. Additionally, energy purchasesdeclined by Ch$ 54,226 million due to lower energy needs for sale and a reduced average  purchase price.  Also, transportation costs declined by Ch$ 14,098 million.

The above mentioned facts were partially offset by a Ch$ 89,694 million reduction in operating revenues due to a lower average energy sales price primarily explained by less contracts indexed to the marginal cost and a 6% reduction of physical energy sales mainly to unregulated customers. In addition, it is worth mentioning, that in March 2012, a one-time extraordinary income of Ch$ 29,217 million was recorded due to an agreement reached between Endesa Chile and CMPC. Finally, payroll expenses increased by Ch$ 8,667 million due to higher  staff and  to wages indexing  to inflation.

ARGENTINA

Operating income in Argentina increased by Ch$ 5,988 million during the period, and EBITDA increased by 17% to reachCh$ 25,138 million as of September 2013. These positive figures resulted primarily from Ch$ 14,358 million related to Endesa Costanera’s combined cycle availability contract, offset by Ch$ 3,059 million of higher energy purchases, Ch$ 416 million of higher transportation costs, and Ch$ 3,885 million increase in payroll expenses.

Our subsidiary Endesa Costanera went from a Ch$ 18,279 million operating loss to a Ch$ 626 million profit as of September 2013, due to a Ch$ 15,742 million increase in revenues mainly due to the combined cycle availability contract, Ch$ 1,977 million of lower depreciation and a Ch$ 1,431 million reduction of other fixed costs.

Operating income of El Chocon reached Ch$  9,580 million, decreasing by 57% when compared to September 2012. This is mainly explained by a 35% reduction in operating revenues, which totaled Ch$ 26,268 million, primarily related to the exchange rate conversion effect and a 10% decline in physical sales. Procurement and services costs decreased by Ch$ 1,324 million, basically due to Ch$ 1,913 million of lower variable procurement and services costs, partially offset by Ch$ 331 million of higher energy purchases and  Ch$ 259 million of highertransportation costs.

The conversion effect resulting from the translation of financial statements expressed in Argentine pesos to Chilean peso in both periods causes a 15.7% reduction in Chilean pesos as of September, 2013 when compared to September 2012.

COLOMBIA

Operating income of Colombian operations increased by 6% reaching Ch$ 272,299 million as of September 2013, and EBITDA, or gross operating income increased by 5% when compared to September 2012, reaching Ch$ 300,073 million. This better results are mainly explained by a Ch$ 45,069 million operating revenues increase due to a higher average energy sales price in Chilean pesos.

The above was partially compensated by a Ch$ 35,257 million increase in energy  purchases  due to the higher spot market price and a Ch$ 3,234 million increase in fuel costs related to a higher thermal generation.

The conversion effect resulting from the translation of financial statements expressed in Colombian pesos to Chilean pesos in both periods causes a 3.4% reduction in Chilean pesos as of September, 2013 when compared to September 2012.

PERU

Operating income remained stable totaling Ch$ 75,159 million as of September 2013 compared to Ch$ 75,165 million for the same period of 2012. EBITDA, or gross operating income, increased by 3% reaching Ch$ 107,612 million as of September 2013. Operating revenues declined by 5%, equivalent to Ch$ 10,855 million, as a consequence of 7% lower physical energy sales due to the expiration of two contracts with regulated customers and also a lower generation during the period.

The above was partially offset mainly by a Ch$ 11,647 million reduction in energy purchases related to lower spot market purchases, and a Ch$ 5,619 million reduction in fuel costs resulting from a lower thermal generation due to the reduced availability of the Santa Rosa generation units, along with a Ch$ 3,239 million increase in variable procurement and services costs.

The conversion effect resulting from the translation of financial statements expressed in the Peruvian sol to the Chilean peso in both periods causes a 0.9% reduction in Chilean pesos as of September, 2013 when compared to September 2012.

Net Financial Result

As of September 2013, net financial income of Endesa Chile recorded a Ch$ 111,941 million loss, increasing by 2% when compared to the Ch$ 109,799 million loss for the period ended September 30, 2012. This variation is mainly explained by a Ch$ 5,087 million of lower financial incomeand a Ch$ 960 million loss due to exchange differences, offset by a Ch$ 3,905 million reduction in financial expenses.

Other Results and Taxes

Share of profits of Associates reached Ch$ 81,394 million as of September 2013, decreasing by 9% when compared to September 2012. This variation is mainly due to Ch$ 2,598 million of lower net income inGas Atacama S.A., Ch$ 2,221 million of lower net income in Endesa Brasil, and Ch$ 3,088 million of lower net income in GNL Chile.

Income tax expenses increased by 6%, equivalent to Ch$ 8,141 million, when compared to September 2012.

Consolidated Balance Sheet Analysis

Assets

Assets (Million Ch$)	Sep-13	dec-12	Chg	Chg %
Current Assets	885,610	781,354	104,256	13%
Non-Current Assets	5,618,364	5,671,877	(53,513)	(1%)
TOTAL ASSETS	6,503,974	6,453,231	50,743	1%

Total assets of the company, as of September 2013, increase Ch$ 50,743 million when compared to December 2012, primarily due to:

➢  An increase in Current Assets amounting to Ch$ 104,256 million equivalent to13%, mainly due to:

❖  An increase in cash and cash equivalents  of Ch$ 98,626, particularly an increase in Emgesa by Ch$ 113.701 million as a result of a Ch$ 343,860 million increase in collections, Ch$ 156,426 million increase in cash deposits, and Ch$ 149,151 million increase from bonds issues. These effects were partially offset by Ch$ 346,068 million of investment and interest payments, Ch$ 100,217 million of tax payment, a Ch$ 84.586 million dividend payment and negative conversion effects amounting to Ch$ 4,509 million.

❖  An increase in related company account receivables of  Ch$ 104,174 million, mainly explained by dividend receivables from Endesa Brasil amounting to Ch$ 92,077 million and Ch$ 21,397 million from gas sales to Endesa Energia.

❖  The above was partially offset by a reduction of trade receivables and other accounts receivables of Ch$ 67,748 million and Ch$ 20,205 million of inventories.

➢  A decrease of Non-current assets of Ch$ 53,513 million, mainly due by:

❖  A reduction of investments accounted under the equity method, decreasing Ch$ 27,216 million, primarily due to declared dividends amounting to Ch$ 108,283 million, Ch$ 10,096 million due to conversion differences and a Ch$ 2,863 million negative equity reverse effect, partially compensated by Ch$ 81,394 million of higher net income of the period and Ch$ 5,085 million for Hydroaysen S.A capital increase.

❖  Non-current receivables decreasing by Ch$ 12,797 million, mainly caused by a Ch$ 14,443 million negative conversion effect, offset by El Chocon and Costanera Foninvemen accounts receivables net effect.

Liabilities and Shareholder’s Equity

Liabilities and Shareholder's Equity (Million Ch$)	Sep-13	dec-12	Chg	Chg %
Current Liabilities	1,131,696	1,066,018	65,678	6%
Non-Current Liabilities	1,902,893	1,952,720	(49,827)	(3%)
Equity	3,469,385	3,434,493	34,892	1%
Equity attributable to owners of parent	2,629,558	2,541,242	88,316	3%
Non-controlling	839,827	893,251	(53,424)	(6%)
TOTAL EQUITY AND LIABILITIES	6,503,974	6,453,231	50,743	1%

The Company’s Total Liabilities increased Ch$ 50,743 million when compared to December 2012, mainly due to:

➢  An increase in current liabilities of Ch$ 65,678 million, equivalent to 6%, mainly explained by:

❖  An increase in Accounts payable to related parties amounting to Ch$ 227,132 million, mainly explained by Enersis’ Ch$ 128,029 million loan to Endesa Chile, a Ch$ 129,970 million increase in trade accounts payable to Enersis, and dividend payables of Emgesa and San Isidro to Inversiones Sudamerica amounting to Ch$ 45,183 million, partially offset by the Ch$ 52,617 million payment of dividends to Enersis and Endesa Latinoamerica and the Ch$ 25,441 million payment of gas purchases to GNL Chile.

❖  The aforementioned was compensated by lower Other current financial liabilities decreasing by Ch$ 70,954 million. Such reduction resulting from a Ch$ 93,940 million reduction in Endesa Chile related to the Ch$ 205,736 million 144-A bond payment, the Ch$ 44,844 million interest payment of US dollar and U.F. denominated bonds, offset by Ch$ 37,151 million debt interest accruals, the Ch$ 99,956 million transfer of the Bancomer syndicated credit agreement from long-term to short-term, and Ch$ 14,671 million exchange differences of bank debt and bonds. Also resulting from the Ch$ 7,440 million reduction in Edegel, mainly due to the Ch$ 15,316 million bank debt and bond payment, compensated by the Ch $ 8,768 million transfer from long-term to short-term bonds. The above is partially compensated by the Ch$ 31,217 million increase in Emgesa, mostly related to the Ch$ 37,396 million transfer from long-term debt to short-term bonds, bond interest accruals amounting to Ch$ 34,042 million, and to the interest payment of debt interest of bonds amounting to Ch$ 40,351 million.

❖  Addittionally, there was a reduction in trade and other current payables amounting to Ch$ 80,446 million, mainly as a result of the payments made to suppliers of electricity and fuel, payment to creditors related to investments and also dividend payments.

➢  A reduction of Non-Current Liabilities of  Ch$ 49,827 million, equivalent to 3%, primarily explained by the following variations:

❖  A reduction of Other non-current financial liabilities amounting to Ch$ 10,981 million. A reduction in Endesa Chile amounting to Ch$ 85,807 million, due to the Ch$ 99,956 million transfer of the “Bancomer” syndicated credit agreement from long-term to short-term, the transfer of the Ch$ 2,235 million interest rate swap from long-term to short-term, offset by Ch$ 16,512 million exchange differences of bank debt and bonds, the Ch$ 3,275 million value adjustment of bonds denominated in U.F.. A reduction in Edegel amounting to Ch$ 8,377 million, as a consequence of transferring Ch $ 8,768 million of bond to short term and the negative conversion difference amounting to Ch$ 3,577 million, offset by Ch$ 5,695 million debt exchange differences. A reduction in Chinango amounting to Ch$ 5,043 million, mainly due to transferring Ch$ 4,538 million of bonds to short term. The aforementioned is offset by a Ch$ 92,725 million increase in Emgesa due to the new bond issuance amounting to Ch$ 149,151 million, compensated by the Ch$ 18,094 million negative conversion difference effect and the Ch$ 37,396 million of bonds transfer to short term.

❖  A reduction of deferred tax liabilities amounting to Ch$ 21,015 million and a Ch$ 16,847 million decrease of Other non-current financial liabilities.

➢  Net equity increased by Ch$ 34,892 million when compared to December 2012. The controlling shareholder’s equity increased by Ch$ 88,316 million, mainly due to the period’s net income of Ch$ 212,028 million, offset by the Ch$ 44,299 million reduction of hedging reserves, Ch$ 36,648 million reduction of conversion reserves and accounting for a final dividend  of Ch$ 46,867 million.

➢  Minority shareholdings declined by Ch$ 53,424 million, primarily as a result of dividends booking of Ch$ 181,684 million, comprehensive income of Ch$ 22,897 million, offset by the minority net income of the period of Ch$ 148,198 million.

Evolution Of Key Financial Ratios

Indicator		Unit	Sep-13	dec-12	Sep-12	Chg	Chg %
Liquidity	Liquidity	Times	0.78	0.73	-	0.05	7%
	Acid-test *	Times	0.74	0.67	-	0.07	10%
	Working capital	Million Ch$	(246,086)	(284,664)	-	38,578	(14%)
Leverage	Leverage **	Times	0.87	0.88	-	(0.01)	(1%)
	Short-term debt	%	37.3%	35.3%	-	2%	6%
	Long-term debt	%	62.7%	64.7%	-	(2%)	(3%)
	Financial expenses coverage*	Times	5.62	-	4.81	0.81	17%
Profitability	Op. income / Op. Revenues	%	36.2%	-	26.5%	10%	37%
	ROE ***	%	10.9%	-	13.6%	(3%)	(19%)
	ROA ***	%	7.5%	-	8.1%	(1%)	(8%)

* EBITDA / (Financial expenses + Income (Loss) for indexed assets and liabilities + Foreign currency exchange differences, net) ** Total debt / (equity + minority interest) *** Annualized figures

Liquidity index as of September 2013 reached 0.78 times, representing a 7% increase when compared to December 2012. The aforementioned figure reflects the solid liquidity position of the Company, meeting its debt obligations and financing its investments with cash surpluses and presenting an adequate schedule of its debt maturities.

Acid-test ratio reached 0.74 times, representing a 10% increase when compared to December 2012, basically explained by an increase in current assets within the cash and cash equivalents and related party accounts receivables category, and a reduction in the inventories category and a reduction in current liabilities.

Leverage ratio ratio fell to 0.87 times as of September 2013 representing a 1% reduction when compared to December 2012.

Consolidated Statements of Cash Flows Analysis

The Company generated a Ch$ 104,303 million positive net cash flow during the period of 2013 composed by the following categories:

Cash Flow (Million Ch$)	Sep-13	Sep-12	Chg	Chg %
Net cash flows from (used in) operating activities	424,205	334,446	89,759	27%
Net cash flows from (used in) investing activities	(156,582)	(170,635)	14,053	(8%)
Net cash flows from (used in) financing activities	(163,320)	(440,960)	277,640	(63%)
Net increase (decrease) in cash and cash equivalents, before the effect of changes in the exchange rate	104,303	(277,149)	381,452	(138%)

Operating activities generated a Ch$ 424,205 million positive cash flow, which represents a 27% increase when compared to September 2012. This cash flow is mainly composed by collections of sales of good and rendered services amounting to Ch$ 1,714,085 million, offset by payments to suppliers of goods and services of Ch$ 1,016,328 million and tax payments of  Ch$ 155,268 million.

Investing activities generated a negative cash flow of Ch$ 156,582 million, mainly due to the Ch$ 205,052 million investment in property, plant and equipment.

Financing activities generated a Ch$ 163,320 million negative cash flow. This negative cash flow is mainly caused by the Ch$ 213,000 million dividend payment, the Ch$ 113,121 million in interests paid, and the payment of loans to related companies and third parties and financial leasing of Ch$ 491,591 million, offset by the collection of loan payments from related companies and third parties of Ch$ 659,785 million.

Capex and Depreciation

INFORMATION FOR ASSETS AND EQUIPMENTS BY EACH COMPANY

Company (Million Ch$)	Payments for Additions of Fixed Assets		Depreciation
	Sep-13	Sep-12	Sep-13	Sep-12
Endesa Chile	44,283	49,759	44,538	35,901
Endesa Eco	1,548	1,564	14,617	5,548
Pehuenche	171	368	6,405	6,397
San Isidro	6,226	4,537	-	8,885
Celta	9,330	3,768	2,203	2,117
Túnel El Melón	-	139	37	39
EASA (Group)	22,903	13,296	15,337	17,611
Emgesa	112,970	86,502	27,150	28,314
Generandes Peru (Group)	7,621	10,567	28,155	29,055
Total Consolidated	205,052	170,500	138,442	133,867

Main Risks associated to the activities of Endesa Chile

The Group companies are exposed to certain risks that are managed by applying identification, measurement, limitation of concentration and supervision systems.

Among the basic principles defined by the company in terms of establishing their risk management policy, the following are regarded with particular importance:

➢   Comply with good corporate governance rules.

➢   Strictly comply with the Groups’ entire set of internal rules.

➢   Each business and corporate department defines:

I.   The markets in which it may operate according to its know-how and sufficient capabilities in order to assure an effective management of risk.

II.  Counterpart criteria.

III. Authorized Operators.

➢   The businesses and corporate departments establish their predisposition to risk, within each market in which they operate, in a manner consistent with the defined strategy.

➢   All business operations and corporate departments are performed within the limits approved in each case.

➢   The businesses, corporate departments, business lines and companies establish the risk management controls necessary to assure that market transactions are performed according to Endesa Chile policies, rules and procedures.

Interest Rate Risk

Interest rate variations modify the fair value of those assets and liabilities that accrue a fixed interest rate, as well as the future cash flows of assets and liabilities pegged to a variable interest rate.

The purpose of interest-rate risk management is to reach a balanced debt structure in order to minimize the cost of debt maintaining low income statement volatility.

In compliance with current interest rate hedging policy, the percentage of fixed and/or hedged debt to total net debt was 61% as of September 2013.

Depending on the Group’s forecasts and debt structure objectives, hedging transactions take place through purchasing derivatives that mitigate these risks. The instruments currently being used to comply with the policy are interest rate swaps that fix variable interest rates.

The financial debt structure of the Endesa Chile Group, in terms of fixed, hedged and variable interest rate, using derivatives, is the following:

	sep-13	dec-12	jan-12
Fixed Interest Rate	61%	74%	81%
Variable Interest Rate	39%	26%	19%
Total	100%	100%	100%

Exchange Rate Risk

Exchange rate risk is mainly related to the following transactions:

➢  Endesa Chile’s subsidiaries and affiliate companies debt commitments denominated in currencies that are different from the currency indexation of the companies’ cash flows.

➢  Payments of project related supplies in currencies that are different from that of the companies’ cash flows indexation.

➢  Revenues of Group companies that are directly linked to the US dollar.

➢  Cash flows from foreign subsidiaries to the holding companies in Chile exposed to exchange rate variations.

➢

In order to mitigate exchange rate risk, Endesa Chile’s exchange rate hedging policy is based on cash flows and focuses on maintaining a balance between cash flows that are indexed to the US dollar and the amount of asset and liability denominated in such currency. The objective is to minimize the exposure of cash flows to the risk related to exchange-rate fluctuations.

Currency swaps and exchange rate forwards are the instruments currently used in order to comply with this policy. Likewise, the policy is intended to foster refinancing debts in the currency used by each company operations.

Commodities Risk

Endesa Chile Group is exposed to risk related to price fluctuation of certain commodities, basically due to:

➢  Fuel purchases for electricity generation.

➢  Energy trading transactions in the local markets.

In order to reduce risks under extreme drought conditions, the company has defined a trading policy that establishes sales commitment levels based on the firm energy capacity of its power plants during a year considered dry, and includes risk mitigation clauses in some contracts with unregulated customers.

Considering the operating conditions faced by the electricity generation market in Chile, drought and volatility of commodity prices in international markets, the company is constantly evaluating the convenience of contracting hedges to mitigate the impact of these price changes on profits. As of September 30, 2013, the Company holds no commodity derivatives. As of December 31, 2012, there were swaps for 462,000 barrels of Brent for January 2013 and 365,000 tons of coal for the period from February thru June 2013 (as of January 1, 2012, there were no outstanding hedging instruments).

According to the operating conditions that are constantly being updated, these coverage measures may be modified, or include other commodities (see Note 18.3.a of the Financial Statements).

Liquidity Risk

The Group’s liquidity policy consists on contracting committed long term credit facilities and short term financial investments, for the amounts required to support future estimated needs for a certain period based on the conditions and the expectations of debt and capital markets.

The aforementioned forecasted needs include net financial debt maturities, i.e. after financial derivatives. For further detail with regard to the characteristics and conditions of financial debt and financial derivatives, see Notes 16 and 18 and appendix 4, respectively.

As of September 30, 2013, the liquidity of the Endesa Chile Group liquidity was Ch$ 334,304 million in cash and other cash equivalents, and Ch$ 149,724 million in long term committed credit facilities. As of December 31, 2012, Endesa Group liquidity was Ch$ 235.678 million in cash and other cash equivalents and Ch$ 193,708 million in long term committed credit facilities (Ch$ 389,768 million and Ch$ 199,292 million respectively as of January 1, 2012).

Credit Risk

•           Commercial account receivables

Concerning the credit risk associated with accounts receivables stemming from commercial activities, historically the risk has been limited due to short-term payment deadlines, averting clients from building significant individual amounts.

In some countries it is possible to cut off the power supply in the event of non-payment, and almost all contracts state that payment default is a cause for contract termination. Therefore, credit risk is monitored constantly as well as the maximum amounts exposed to payment risk, which as stated previously, is limited.

•           Financial assets

Investments resulting from cash surpluses take place in both national and foreign first-class financial entities (with a credit rating equivalent to investment grade), with limits set for each entity.

In selecting the banks for such investments, those having investment grade ratings from the 3 main international credit-rating agencies (Moody’s, S&P and Fitch) are considered.

Investments may be guaranteed by treasury bonds of the countries with operations and/or papers issued by first class banks, giving priority to the latter for offering higher returns (always within the current investment policies).

Derivative contracts are carried out with creditworthy entities, so that all transactions take place with investment grade entities.

Risk Measurement

The Endesa Chile Group performs a Value at Risk measurement of its debt and financial derivatives, in order to monitor the risk bared by the company, thereby limiting income statement volatility.

The portfolio included in the calculation of the Value at Risk consists of:

➢  Financial debt.

➢  Hedging derivatives for debt, dividends, and projects.

The Value at Risk calculated represents the potential loss of value of the portfolio described above within a one day period with 95% confidence. To this effect, a study of the volatility of the risk variables that affect the value of the portfolio was performed, including:

➢  US Dollar interest rate.

➢  The different currencies used by our companies operations, the local indexes regularly used by banks.

➢  The exchange rate of the different currencies used in the calculation.

The calculation of Value at Risk is based on the generation of possible future scenarios (in one day) of market values (both spot and at term) of the risk variables, using the Bootstrapping methodology. The number of scenarios generated ensures compliance with the simulation’s convergence criteria. For the simulation of future price scenarios, the volatilities and correlations matrix of the different variables at risk have been applied calculated based on the historic logarithmic price returns.

Once the price scenarios are generated, the fair value of the portfolio is calculated for each scenario, obtaining a one day distribution of possible values. The one day Value at Risk with 95% confidence is calculated as the percentile of 5% of the possible increases in fair value of the portfolio in one day.

The valuation of the different financial debt and derivative positions included in the calculation has been performed following the economic capital calculation methodology reported to management.

Taking into account the above-mentioned hypotheses, the Value at Risk of financial debt and derivative positions are shown in the following table:

Financial Position (Th Ch$)	sep-13	dec-12
Interest Rate	12,154,864	7,882,191
Exchange Rate	1,593,664	1,517,921
Correlation	(1,518,382)	(2,552,715)
Total	12,230,146	6,847,397

The Value at Risk positions have varied during 2013 and year 2012 depending on the start/maturity of operations throughout each year.

Other Risks

As is common practice in credit facilities and capital market operations, a portion of Endesa Chile's financial debt is subject to cross default provisions.

Non-payment – after any applicable grace period – of Endesa Chile's debts, with an outstanding balance exceeding the equivalent of US$ 50 million, and whose amount past due also exceeds the equivalent of US$ 50 million, could lead to the acceleration of the syndicated loan. Furthermore, this loan contains provisions under which certain events other than non-payment, in the company, such as bankruptcy, insolvency proceedings, and adverse judicial sentence rulings for an amount greater than US$ 50 million, and expropriation of assets, among others, could lead to the acceleration of this debt.

On the other hand, non-payment – after any applicable grace period – for any debt of Endesa Chile or any of its Chilean subsidiaries, with a principal amount that exceeds US$ 30 million could lead to the acceleration payment of its Yankee Bonds.

Lastly, in the case of Endesa Chile’s local bonds and credit lines, acceleration is only triggered by the Issuer’s default.

There are no credit-agreement clauses stating that changes in the corporate or debt rating of these companies, performed by the credit-rating agencies, result in the need to make prepayments of debt. However, a variation in the local risk rating by the agencies Feller Rate Clasificadora de Riesgo, Fitch Ratings Chile, Humphreys Clasificadora de Riesgo, or ICR Clasificadora de Riesgos, could cause a change in the applicable margin used to determine the interest rate in the local credit lines subscribed in 2013.

Book Value and Economic Value of Assets

With regard to most relevant assets, it is worth noting the following:

Property, plants, and equipment are valued at their acquisition cost, net of the corresponding accumulated depreciation, and impairment losses. The property, plants, and equipment, net of their residual value, depreciate by distributing the cost of their different components linearly over the years of the expected life of the asset, which is the period in which the companies expect to use them. The estimated life of the asset is revised periodically.

The appreciation (goodwill) generated in the consolidation, represents the premium over the cost of acquisition regarding the Group's participation in the fair value of assets and liabilities, including the identifiable contingent liabilities of a subsidiary on the date of acquisition. The appreciation is not amortized, but at the end of each accounting period an estimation of any impairment that might reduce its recoverable value to an amount below the recorded net cost is calculated, in which case an adjustment is made for the impairment (see Note 3.b of the Financial Statements).

Throughout the year, and most importantly at its closing, an evaluation is carried out to determine if any asset has suffered an impairment loss. In the event that there is an indication of such loss, an estimate of the recoverable value of such asset takes place to determine the level of impairment. Where it is not possible to estimate the recoverable amount of an individual asset, we estimate the recoverable amount of the cash-generating unit to which the asset belongs, which is considered to be the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Assets denominated in a foreign currency are translated using the periods closing exchange rate.

Accounts and notes receivable from related companies are classified according to their maturity in short term and long term. Transactions comply with conditions prevailing in the market.

In summary, assets values are determined according to the International Financial Reporting Standards whose criteria are presented in Note N°3 of the Financial Statements.

CONTACT INFORMATION

For further information, please contact us:

Susana Rey

Investor Relations Director

susana.rey@endesa.cl

(56-2) 2630 9606

Catalina González Head of Investor Relations cbgs@endesa.cl (56-2) 2630 9603	Guillermo Berguecio Investor Relations Associate gabb@endesa.cl (56-2) 2630 9506

DISCLAIMER

This Press Release contains statements that could constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this announcement and include statements regarding the intent, belief or current expectations of Endesa Chile and its management with respect to, among other things: (1) Endesa Chile’s business plans; (2) Endesa Chile’s cost-reduction plans; (3) trends affecting Endesa Chile’s financial condition or results of operations, including market trends in the electricity sector in Chile or elsewhere; (4) supervision and regulation of the electricity sector in Chile or elsewhere; and (5) the future effect of any changes in the laws and regulations applicable to Endesa Chile or its subsidiaries. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include a decline in the equity capital markets of the United States or Chile, an increase in the market rates of interest in the United States or elsewhere, adverse decisions by government regulators in Chile or elsewhere and other factors described in Endesa Chile’s Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on those forward-looking statements, which state only as of their dates. Endesa Chile undertakes no obligation to release publicly the result of any revisions to these forward-looking statements.

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
BY:	/S/ JOAQUÍN GALINDO V.
Joaquín Galindo V. Chief Executive Officer

Dated: October 30, 2013